Chattem, Inc. 1715 West 38th Street Chattanooga, Tennessee 37409

May 26, 2006

VIA EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Chattem, Inc.
Form 10-K for Year Ended November 30, 2005
File No. 000-05905

Commissioners:

On behalf of Chattem, Inc. (the “Company” or “Chattem”), this will respond to the telephone comments received from Ms. Amy Bruckner of the Securities and Exchange Commission staff (the “Staff”) on May 12, 2006. The telephone conference call with Ms. Bruckner addressed the Staff’s additional comments following the Company’s responses in its April 28, 2006 letter to the Staff’s letter dated March 24, 2006. For the convenience of the Staff, we are sending courtesy paper copies via Federal Express. In addition, to assist the Staff in its review, we have summarized below the Staff’s comments in bold followed by the Company’s response.

Form 10-K - November 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Page 35

With respect to the Company’s response to comment 2(e) of the Staff’s letter dated March 24, 2006, Ms. Bruckner requested additional information from the Company related to the Company’s sales returns allowance for the financial statement periods presented. In particular, Ms. Bruckner questioned how the Company differentiates between current and prior periods for amounts presented and requested more explanation as to how the Company quantifies the information presented. Ms. Bruckner also asked about how such information is utilized in order to make changes in estimates. Finally, Ms. Bruckner asked the Company to break out the promotional accrual presentation in Schedule II into coupons and vendor allowances.

May 26, 2006

For the reasons set forth below, Chattem believes the allowance for returns of seasonal and non-seasonal products has been properly stated in all material respects as of November 30, 2005. The estimate of product returns, and the quantification of such allowance for current and prior periods, have been determined based on the Company’s historical experience of returns, estimates of inventory held by retail customers and consideration of retail sales data, discontinued products and possible returns resulting from product divestitures.

The Company uses the historical return detail of seasonal and non-seasonal products for at least the most recent three fiscal years on generally all products, which is normalized for any specific occurrence that is not reasonably likely to recur, to determine the amount of product returned as a percentage of sales, and estimate an allowance for potential returns based on product sold in the current period. To consider product sold in current and prior periods, an estimate of inventory held by the Company’s retail customers is calculated quarterly based on the inventory detail of the Company’s largest retail customer, which represents 36% of sales. The Company believes the information available is representative of amounts held by its other national retail customers and provides a reasonable basis for estimating the inventory levels held by these customers. This estimate of inventory held by the Company’s customers, along with historical returns as a percentage of sales, is used to determine an estimate of potential product returns, which management uses to establish the end of period estimate of the allowance for returns. This estimate of the allowance for seasonal and non-seasonal returns is further analyzed by considering retail customer point of sale data to ensure end-user buying patterns support the amount recorded in the financial statements. The Company also considers the specific events, such as discontinued products or product divestitures, when determining the adequacy of the allowance.

Based on the use of historical return data, the estimate of inventory held by the Company’s customers, consideration of retail sales data and any discontinued products or product divestitures, Chattem believes the analysis performed includes consideration of the relevant data and circumstances that are reasonably likely to occur and would have a material effect on the allowance for product returns.

Schedule II Presentation for Promotional Accrual

The requested additional information related to Schedule II of the roll-forward of the Company’s promotional accrual is set forth below:

May 26, 2006

SCHEDULE II - - VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Net Sales, Costs & Expenses (1)	Charged to Other Accounts - Describe	Deductions - Payments	Balance at End of Period
Year ended November 30, 2005:
Accrual for vendor allowances	$1,963	$11,110	$—	$11,987	$1,086
Accrual for coupon redemption	1,264	2,233	—	2,931	566
	$3,227	$13,343	—	$14,918	$1,652

Year ended November 30, 2004:
Accrual for vendor allowances	$3,858	$10,929	$—	$12,824	$1,963
Accrual for coupon redemption	1,011	2,733	—	2,480	1,264
	$4,869	$13,662	—	$15,304	$3,227

Year ended November 30, 2003:
Accrual for vendor allowances	$5,123	$10,212	$—	$11,477	$3,858
Accrual for coupon redemption	1,997	2,159	—	3,145	1,011
	$7,120	$12,371	—	$14,622	$4,869

(1) Additions in vendor allowances and coupon redemption are recorded as either advertising and promotion expense or as a reduction of sales.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (423) 822-3625.

Very truly yours,

Theodore K. Whitfield, Jr.

HFS/rmc
cc:	Ms. Amy Bruckner
Mr. Robert E. Bosworth
Mr. Robert B. Long
Hugh F. Sharber, Esq.